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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Talk America Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

87426R202

(CUSIP Number)

Flagg Street Capital LLC

c/o Andrew Moss

44 Brattle Street

Cambridge, Massachusetts 02138

(617) 876-6085

With a copy to:

Davis Polk & Wardwell

c/o John D. Amorosi

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Jonathan Starr
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

2,798,857
8. Shared Voting Power

0
9. Sole Dispositive Power

2,798,857
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,798,857
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

9.19%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Flagg Street Capital LLC I.R.S. Identification No. 74-3123494
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

2,798,857
8. Shared Voting Power

0
9. Sole Dispositive Power

2,798,857
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,798,857
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

9.19%
14.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Flagg Street Partners LP I.R.S. Identification No. 16-1702721
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

328,760
8. Shared Voting Power

0
9. Sole Dispositive Power

328,760
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

328,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

1.08%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Flagg Street Partners Qualified LP I.R.S. Identification No. 16-1702722
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

697,353
8. Shared Voting Power

0
9. Sole Dispositive Power

697,353
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

697,353
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

2.29%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Flagg Street Offshore, LP I.R.S. Identification No. 16-1702723
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

1,772,744
8. Shared Voting Power

0
9. Sole Dispositive Power

1,772,744
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,772,744
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

5.82%
14.	Type of Reporting Person (See Instructions)

PN

Preliminary Note : The Reporting Persons (defined below) filed a Schedule 13G on May 4, 2006 (the “Schedule 13G”) reporting their ownership of 1,543,887 of the Issuer’s Shares (defined below), representing approximately 5.07% of such Shares. Between the date of the Schedule 13G and August 22, 2006, the Reporting Persons acquired an additional 1,254,970 of the Issuer’s Shares, representing approximately 4.12 % of such Shares. This Schedule 13D reports all of the Shares previously reported on Schedule 13G and the additional Shares acquired by the Reporting Persons after the date of the Schedule 13G filing, bringing the Reporting Persons’ aggregate holdings to 2,798,857 or 9.19% of such Shares.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share (the “Shares”), of Talk America Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6805 Route 202, New Hope, Pennsylvania 18938.

Item 2. Identity and Background

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”.

Flagg Street Funds

(i) Flagg Street Partners LP, a Delaware limited partnership (“FSP”), with respect to the Shares held by it;

(ii) Flagg Street Partners Qualified LP, a Delaware limited partnership (“FSPQ”), with respect to the Shares held by it; and

(iii) Flagg Street Offshore, LP, a Cayman Islands limited partnership (“FSO”), with respect to the Shares held by it.

FSP, FSPQ and FSO are together referred to herein as the “Flagg Street Funds”.

Flagg Street General Partner

Flagg Street Capital LLC, a Delaware limited liability company, which is the general partner of each of the Flagg Street Funds (the “Flagg Street General Partner”).

Flagg Street Individual Reporting Person

Jonathan Starr who is referred to herein as the “Flagg Street Individual Reporting Person”.

(b) The address of the principal business and principal office of (i) Flagg Street Funds and the Flagg Street General Partner is 44 Brattle Street, Cambridge, Massachusetts 02138, and (ii) the Flagg Street Individual Reporting Person is set forth on Annex 1 hereto.

(c) The principal business of each of the Flagg Street Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Flagg Street General Partner is to act as the general partner of the Flagg Street Funds. The principal occupation of the Flagg Street Individual Reporting Person is set forth on Annex 1 hereto.

(d) None of the Flagg Street Funds, the Flagg Street General Partner or the Flagg Street Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Flagg Street Funds, the Flagg Street General Partner or the Flagg Street Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Flagg Street Funds and the Flagg Street General Partner is set forth above.

The other information required by Item 2 relating to the identity and background of the Flagg Street Individual Reporting Person is set forth on Annex 1 hereto.

Item 3. Source and Amount of Funds or Other Consideration

The net investment cost (including commissions) for the Shares held by each of Flagg Street Funds is set forth below:

Entity	Shares Held	Approximate Net Investment Cost
FSP	328,760	$2,416,677
FSPQ	697,353	$5,329,504
FSO	1,772,744	$13,377,733

The consideration for such acquisitions was funded through funds invested by partners in the Flagg Street Funds (and proceeds therefrom). Since such Shares are held in margin accounts, along with other investments, it is impracticable to determine the amounts, if any, borrowed with respect to such Shares.

Item 4. Purpose of Transaction

The Reporting Persons filed the Schedule 13G on May 4, 2006 reporting their beneficial ownership of 1,543,887 of the Issuer’s Shares, representing approximately 5.07%% of such Shares. Between the date of the Schedule 13G and August 22, 2006, the Reporting Persons acquired an additional beneficial ownership of 1,254,970 of the Issuer’s Shares, representing approximately 4.12 % of such Shares. This Schedule 13D reports all of the Shares previously reported on Schedule 13G and the additional Shares acquired by the Reporting Persons after the date of the Schedule 13G filing, bringing the Reporting Persons’ aggregate beneficial ownership of Shares to 2,798,857 or approximately 9.19% of such Shares.

The purpose of the acquisition of the Shares was and is for investment, and the Reporting Person has acquired the Shares in the ordinary course of business and not for purposes of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, each Reporting Person may acquire additional Shares or dispose of any or all of its Shares at any time and from time to time depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding maximum or minimum number of Shares which it may hold at any point in time.

As opposed to its investments in securities in other companies in which the Reporting Persons may be discussing their views on such investments with management and other shareholders of the issuers of those securities, but where the Reporting Persons currently have a passive investment intent, the Reporting Persons intend to engage far more actively in communications with one or more directors and/or officers of the Issuer and/or one or more members of the board of directors of the Issuer and may also communicate far more actively with one or more shareholders of the Issuer regarding the Issuer, including, but not limited to its operations, structure, strategic alternatives and potential strategies to maximize shareholder value. During the course of such communications, the Reporting Persons may advocate and seek to influence the Issuer to adopt one or more courses of action such as (i) changing the composition of the Board of Directors, (ii) repurchasing Shares of the Issuer, and/or (iii) entertaining options to sell assets of a majority stake in the Issuer.

Item 5. Interest in Securities of the Issuer

The Flagg Street Funds

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for each Flagg Street Fund is incorporated herein by reference for each such Flagg Street Fund. The percentage amount set forth in row 13 for all cover pages filed herewith is calculated based upon the 30,476,532 Shares outstanding as of August 9, 2006 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 9, 2006.

(c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Flagg Street Funds in the past 60 days are set forth on Schedule A hereto.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported herein. The Flagg Street Individual Reporting Person is the managing member of the Flagg Street General Partner.

(e) Inapplicable.

The Flagg Street General Partner

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for the Flagg Street General Partner is incorporated herein by reference.

(c) Inapplicable.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported herein. The Flagg Street Individual Reporting Person is the managing member of the Flagg Street General Partner.

(e) Inapplicable.

The Flagg Street Individual Reporting Person

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for the Flagg Street Individual Reporting Person is incorporated herein by reference.

(c) Inapplicable.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported herein. The Flagg Street Individual Reporting Person is the managing member of the Flagg Street General Partner.

(e) Inapplicable.

The Shares reported hereby for the Flagg Street Funds are owned directly by the Flagg Street Funds. The Flagg Street General Partner, as general partner to the Flagg Street Funds may be deemed to be the beneficial owner of all such Shares owned by the Flagg Street Funds. The Flagg Street Individual Reporting Person, as managing member of the Flagg Street General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all such Shares owned by the Flagg Street Funds. Each of the Flagg Street General Partner and the Flagg Street Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of FSP and FSPQ entered into cash-settled equity-based swap agreements on July 18, 2005 (reset on August 18, 2006) with an independent bank counterparty based on the value of a specified number of notional Shares (the “Basket”). The Reporting Persons entered into the swap agreements under the market conditions existing at that time, and such decision to enter into those arrangements should not be read to reflect the Reporting Persons’ current investment views with respect to the Shares.

Pursuant to the terms of each swap contract, if the per share price of the Shares is less than $5.77 (the “Price”) as of the payment date, the bank counterparty must pay the respective Flagg Street Counterparty the product of (a) the number of shares in the Basket on the payment date, multiplied by (b) the current market price per share on the payment date, less the Price per share, subject to set off versus such Flagg Street Counterparty’s payment obligation.

In the event that the per share price of the Shares is more than the Price as of the payment date, the respective Flagg Street Counterparty must pay the bank counterparty the product of (a) the number of shares in the Basket on the payment date, multiplied by (b) the Price per share, less the current market price per share on the payment date. Each Flagg Street Counterparty will receive from the bank counterparty during the term of the swaps an amount equal to the product of (a) the number of reference shares in the Basket, multiplied by (b) the Price, multiplied by (c) an annual rate of interest of the one month libor rate minus 125 basis points, subject to set off versus the bank counterparty’s payment obligation.

Each swap is scheduled to terminate on September 20, 2007. During the term of the swaps, the respective Flagg Street Counterparty must pay any dividends or other proceeds that are otherwise payable in respect of the Shares based on the number of Shares in the Basket.

The Flagg Street Counterparties do not have the right to vote any of the Shares or dispose of any Shares pursuant to any swap agreement, and the swap counterparties are under no obligation to purchase, sell or hold any Shares.

After giving effect to the swap transactions described above, Flagg Street Partners LP is a party to swap contracts relating to an aggregate of 111,360 Shares, and Flagg Street Partners Qualified is a party to swap contracts relating to 48,640 Shares.

Except for the Agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibit

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 22, 2006

FLAGG STREET PARTNERS LP

By:	Flagg Street Capital LLC, its General Partner

By:	/S/ JONATHAN STARR
Name:	Jonathan Starr
Title:	Managing Member

FLAGG STREET PARTNERS QUALIFIED LP

By:	Flagg Street Capital LLC, its General Partner

By:	/S/ JONATHAN STARR
Name:	Jonathan Starr
Title:	Managing Member

FLAGG STREET OFFSHORE, LP

By:	Flagg Street Capital LLC, its General Partner

By:	/S/ JONATHAN STARR
Name:	Jonathan Starr
Title:	Managing Member

FLAGG STREET CAPITAL LLC

By:	/S/ JONATHAN STARR
Name:	Jonathan Starr
Title:	Managing Member

JONATHAN STARR

By:	/S/ JONATHAN STARR
Name:	Jonathan Starr

SCHEDULE A

TRANSACTIONS IN SHARES OF THE ISSUER BY REPORTING PERSONS IN THE PAST 60 DAYS

All of the purchases of Shares set forth below were made by Reporting Persons:

FSP

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share	Aggregate Purchase Price
6/28/2006	2,998	open market	7.17	21,482.78
7/19/2006	5,241	open market	5.80	30,414.52
7/20/2006	6,594	open market	5.79	38,197.06
8/7/2006	2,735	open market	5.81	15,890.35
8/8/2006	3,775	open market	5.80	21,886.70

FSPQ

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share	Aggregate Purchase Price
6/27/2006	4,616	open market	7.21	33,289.67
6/28/2006	4,280	open market	7.16	30,664.08
7/20/2006	21,330	open market	5.79	123,558.29
7/21/2006	6,675	open market	5.61	37,443.41
8/3/2006	5,683	open market	5.79	32,902.30
8/7/2006	4,679	open market	5.81	27,184.99
8/8/2006	11,549	open market	5.80	66,958.79

FSO

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share	Aggregate Purchase Price
6/27/2006	9,384	open market	7.21	67,663.13
6/28/2006	10,822	open market	7.16	77,515.92
7/19/2006	10,858	open market	5.80	62,998.17
7/20/2006	55,534	open market	5.79	321,691.80
7/21/2006	18,328	open market	5.61	102,810.92
8/7/2006	1,886	open market	5.81	10,957.66
8/8/2006	34,676	open market	5.80	201,044.51

ANNEX 1

Set forth below with respect to the Flagg Street Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

Flagg Street Reporting Person

(a)	Jonathan Starr

(b)	44 Brattle Street, Cambridge, Massachusetts 02138

(c)	Mr. Starr is the controlling managing member of the Flagg Street General Partner

(d)	United States